Exhibit 99.1

BCE INC.

Safe Harbour Notice Concerning
Forward-Looking Statements

February 2, 2017

Safe Harbour Notice Concerning Forward-Looking Statements

In this document, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell Media means, as the context may require, either Bell Media Inc. or our Bell Media segment.

Certain statements made in the presentation entitled “Q4 2016 Results & 2017 Financial Guidance Call”, dated February 2, 2017, and certain oral statements made by our senior management during BCE’s 2017 financial guidance call held on February 2, 2017 (BCE’s 2017 Financial Guidance Call) are forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to BCE’s financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow)1, our expected 2017 pension cash funding, BCE’s 2017 annualized common share dividend, common share dividend payout policy and financial policy targets, BCE’s 2017 capital markets objectives, our targeted capital expenditures, our network deployment plans, the expected timing and completion of BCE’s proposed acquisition of all of the issued and outstanding shares of Manitoba Telecom Services Inc. (MTS), BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements made in the presentation entitled “Q4 2016 Results & 2017 Financial Guidance Call”, or made orally during BCE’s 2017 Financial Guidance Call, are made as of February 2, 2017 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our financial guidance, business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Refer to Section B entitled Material Assumptions for a description of the principal assumptions underlying the above-mentioned forward-looking statements and other forward-looking statements made in the presentation entitled “Q4 2016 Results & 2017 Financial Guidance Call” and made orally during BCE’s 2017 Financial Guidance Call held on February 2, 2017. We believe that these assumptions were reasonable at February 2, 2017. If our assumptions turn out to be inaccurate, our actual results

[1] Refer to footnotes 2 to 5 in Section A entitled Forward-Looking Statements for a definition of, and other information concerning, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow.

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could be materially different from what we expect. Refer to Section C entitled Business Risks for a description of the principal known risks that could cause actual results or events to differ materially from our expectations expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements made in the presentation entitled “Q4 2016 Results & 2017 Financial Guidance Call” and made orally during BCE’s 2017 Financial Guidance Call. We caution readers that the risks described in the above mentioned section are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

Except as otherwise indicated by BCE, the forward-looking statements made in the presentation entitled “Q4 2016 Results & 2017 Financial Guidance Call”, or made orally during BCE’s 2017 Financial Guidance Call, do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements made in the presentation entitled “Q4 2016 Results & 2017 Financial Guidance Call”, or made orally during BCE’s 2017 Financial Guidance Call, are presented for the purpose of assisting investors and others in understanding certain key elements of our expected financial results and our objectives, strategic priorities and business outlook, as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

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TABLE OF CONTENTS

A.	FORWARD-LOOKING STATEMENTS		2
B.	MATERIAL ASSUMPTIONS		3
C.	BUSINESS RISKS		6
	I.	PRINCIPAL CONSOLIDATED BUSINESS RISKS	6
	II.	PRINCIPAL SEGMENTED BUSINESS RISKS	9
	III.	RISKS RELATING TO OUR REGULATORY ENVIRONMENT	11
	IV.	OTHER PRINCIPAL BUSINESS RISKS	19

Sections A, B and C of this Safe Harbour Notice Concerning Forward-Looking Statements (Safe Harbour Notice) contain, respectively, a description of:

  the principal forward-looking statements relating to BCE’s financial guidance contained in the presentation entitled “Q4 2016 Results & 2017 Financial Guidance Call”
  the principal assumptions made by BCE in developing its 2017 forward-looking statements set out in the presentation entitled “Q4 2016 Results & 2017 Financial Guidance Call”, or made orally during BCE’s 2017 Financial Guidance Call the principal known risks that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from our current expectations expressed in, or implied by, our principal forward-looking statements set out in the presentation entitled “Q4 2016 Results & 2017 Financial Guidance Call”, or made orally during BCE’s 2017 Financial Guidance Call

A. FORWARD-LOOKING STATEMENTS

This section outlines the principal elements of the financial guidance provided by BCE for 2017.

BCE	Guidance for 2017
Revenue growth	1% - 2%
Adjusted EBITDA[2] growth	1.5% - 2.5%
Capital intensity[3]	~17%
Adjusted net earnings per common share (Adjusted EPS)[4]	$3.42 - $3.52
Adjusted EPS growth	~(1)% - 2%
Free cash flow[5]	$3,325 million - $3,450 million
Free cash flow growth	~3% - 7%
Annualized common share dividend[6]	$2.87 per share[7]
Dividend payout policy[5]	65% - 75% of free cash flow

[2] The term adjusted EBITDA does not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We use adjusted EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA has no directly comparable IFRS financial measure.
[3] Capital intensity means capital expenditures divided by operating revenues.
[4] The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments and early debt redemption costs, net of tax and non-controlling interest (NCI). We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.
[5] The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.
[6] Subject to dividends being declared by the board of directors of BCE.
[7] Consistent with BCE’s common share dividend payout policy.

B. MATERIAL ASSUMPTIONS

A number of assumptions were made by BCE in preparing forward-looking statements for 2017, including the material assumptions outlined in this section. The reader should note that assumptions made in the preparation of forward-looking statements, although considered reasonable by BCE at the time of preparation of such forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations expressed in, or implied by, our forward-looking statements.

Economic Assumptions

Our 2017 forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed:

  Gradual improvement in economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 2.1% in 2017
  Modest employment growth, as the overall level of business investment is expected to remain soft
  Canadian dollar expected to remain at or around near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Market Assumptions

Our 2017 forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

  A higher level of wireline and wireless competition in consumer, business and wholesale markets
  Higher but slowing wireless industry penetration and smartphone adoption
  Wireless industry pricing discipline maintained
  Soft advertising market expected due to variable demand, and escalating costs to secure television (TV) programming

Operational Assumptions

Our 2017 forward-looking statements are also based on various internal operational assumptions. In particular, we have made the following internal operational assumptions with respect to our Bell Wireless, Bell Wireline and Bell Media segments for 2017:

Bell Wireless

  Maintain our market share of incumbent wireless postpaid subscriber activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more fourth-generation (4G) long-term evolution (LTE) devices and new data services
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades, reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Higher blended average revenue per user (ARPU), driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-Advanced (LTE-A) networks, and higher access rates from price increases
  Completion of the LTE network buildout to 99% of the Canadian population and expansion of the LTE-A network coverage to approximately 83% of the Canadian population
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Bell Wireline

  Continued growth in residential Internet protocol TV (IPTV) and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to Internet protocol (IP)-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecom competitors continue to intensify their focus on business customers

  Growing consumption of over-the-top (OTT) TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  TV unbundling will not materially accelerate the downsizing of TV packages by customers
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers and reduction of traffic that is not on our network
  Softer wholesale financial performance due to a Canadian Radio-television and Telecommunications Commission (CRTC) decision in October 2016 that significantly lowered capacity-based billing rates for aggregated wholesale high-speed Internet access services
  No other changes in regulations affecting our wireline business having material financial, operational or competitive consequences

Bell Media

  Higher year-over-year revenue, reflecting further CraveTV subscriber growth, The Movie Network’s national expansion that began in March 2016, and growth in outdoor advertising supported by acquisitions and new contract wins
  Operating cost growth driven by higher TV programming and sports broadcast rights costs, as well as continued investment in CraveTV content
  Continued scaling of CraveTV
  Ability to successfully acquire and produce highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Increased revenue generation from monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

C. BUSINESS RISKS

This section describes the principal known risks that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. These risks could cause our assumptions and estimates to be inaccurate and cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements, including our financial guidance and business outlook disclosed on February 2, 2017 during BCE’s 2017 Financial Guidance Call. Since the realization of our forward-looking statements, including our ability to meet our financial guidance, essentially depends on our business performance which, in turn, is subject to many risks including, without limitation, regulatory, competitive, technological, economic, financial and other risks, the reader is cautioned that all risks described in this Safe Harbour Notice could have a material adverse impact on our forward-looking statements.

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. The actual effect of any event on our financial position, financial performance, cash flows, business or reputation could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

I. PRINCIPAL CONSOLIDATED BUSINESS RISKS

Provided below is a summary description of certain of our principal business risks that could have a material adverse effect on all of our segments. Certain additional business segment-specific risks are reported in Section C. II, Principal Segmented Business Risks. For a detailed description of the principal risks relating to our regulatory environment and a description of the other principal business risks that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation, refer to Section C. III, Risks Relating to our Regulatory Environment and Section C.IV, Other Principal Business Risks, respectively, in this Safe Harbour Notice.

1. Regulatory Environment

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, Innovation, Science and Economic Development Canada (ISED, previously called Industry Canada), Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements. As with all regulated organizations, planned strategies are contingent upon regulatory decisions. Adverse decisions by regulatory agencies or increased regulation could have negative financial, operational, reputational or competitive consequences for our business. For a discussion of our regulatory environment and the principal risks related thereto, refer to Section C. III, Risks Relating to our Regulatory Environment.

2. Competitive Environment

As the scope of our businesses increases and evolving technologies drive new services, new delivery models and creative strategic partnerships, our competitive landscape expands to include new and emerging competitors, certain of which were historically our partners or suppliers, as well as other global scale competitors including, in particular, OTT TV service and voice over Internet protocol (VoIP) providers and other web-based and OTT players which are penetrating the telecommunications space. Pricing and investment decisions of market participants are based on many factors, such as strategy, market position, technology evolution, customer confidence and economic climate, and collectively these could adversely affect our market shares, service volumes and pricing strategies and, consequently, our financial results. Technology substitution, IP networks and recent regulatory decisions, in particular, continue to reduce barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, human, technological and network resources than has historically been required. In particular, some competitors sell their services through the use of our networks, without the need to invest to build their own networks. Such lower necessary investment has enabled some competitors to be very disruptive in their pricing. We expect these trends to continue in the future, which could negatively impact our business including, without limitation, in the following ways:

  Competitors’ aggressive market offers could result in pricing pressures and increased costs of customer acquisition and retention
  Higher Canadian wireless penetration could slow opportunities for new customer acquisition
  Product substitutions and spending rationalization by business customers could result in an acceleration of network access service (NAS) erosion beyond our current expectations
  The continued OTT-based substitution and market expansion of VoIP service providers and traditional software players delivering low-cost voice line alternatives, which is changing our approach to service offers and pricing, could have an adverse effect on our business
  A fundamental separation of content and connectivity has emerged, allowing the expansion and market penetration of low-cost OTT TV providers and other alternative service providers, some of which may offer content as loss leaders to support their core business, which is changing our TV and media ecosystems and could affect our business negatively
  Competition with global competitors such as Netflix and Amazon, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs as these competitors, along with other global scale entities such as Google, disrupt local market dynamics as a result of innovative and flexible global market strategies
  Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets, or a declining level of retail and commercial activity could have a negative impact on the demand for, and prices of, our wireline, wireless and media products and services, as well as drive an increase in bad debts as the creditworthiness of some customers declines

  Regulatory decisions regarding wholesale access to our wireless and fibre networks could bring new competitors, or strengthen the market position of current competitors; in addition, such decisions may enable foreign entrants to deliver broadband services as loss leaders, thus disrupting the local market dynamics
  Increasing number of off-contract customers could increase customer acquisition activity and churn in the Canadian wireless market
  Foreign competitors could enter the Canadian market and leverage their global scale advantage

3. Security Management

Our operations, service performance and reputation depend on how well we protect our assets, including networks, information technology (IT) systems, offices and sensitive information, from events and attacks such as those referred to in Section C.IV.3.2, Operational Performance - Our operations and business continuity depend on how well we protect, test, maintain and replace our networks, IT systems, equipment and other facilities. The protection and effective organization of our systems, applications and information repositories are central to the secure and continuous operation of our networks and business as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective. In particular, cyber threats, which include cyber attacks such as, but not limited to, hacking, computer viruses, denial of service attacks, industrial espionage, unauthorized access to confidential, proprietary or sensitive information or other breaches of network or IT security, are constantly evolving and our IT defences need to be constantly monitored and adapted. We are also exposed to cyber threats as a result of actions that may be taken by our customers, our suppliers, our employees or independent third parties, whether malicious or not, including as a result of the use of social media, cloud-based solutions and IT consumerization. Vulnerabilities could harm our brand and reputation as well as our customer relationships, and could adversely affect our financial results given that they may lead to:

  Network operating failures and service disruptions, which could directly impact our customers’ ability to maintain normal business operations and deliver critical services and/or the ability of third-party suppliers to deliver critical services to us
  The theft, loss or leakage of confidential information, including customer or employee information, that could result in financial loss, exposure to claims for damages by customers and employees, and difficulty in accessing materials to defend legal cases
  Physical damage to network assets impacting service continuity as well as destruction or corruption of data
  Litigation, fines and liability for failure to comply with privacy and information security laws

  Fines and sanctions from credit card providers for failing to comply with payment card industry data security standards for protection of cardholder data
  Regulatory investigations and increased audit and regulatory scrutiny that could divert resources from project delivery
  Increased fraud as criminals leverage stolen information against us, our employees or our customers
  The potential for loss of subscribers or impairment of our ability to attract new ones
  Lost revenues due to service disruptions and the incurrence of remediation costs

II. PRINCIPAL SEGMENTED BUSINESS RISKS

1. Bell Wireless

This section discusses certain principal business risks which specifically affect our Bell Wireless segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Regulatory Environment

Risk

Greater regulation of wireless services (e.g. more stringent regulation of wholesale roaming rates, additional mandated access to wireless networks, limitations placed on future spectrum bidding, and a more stringent “Wireless Code” for retail services)

Aggressive Competition Risk The intensity of competitive activity from incumbent wireless operators, newer wireless entrants, non-traditional players and resellers	Market Maturity Risk Slower subscriber growth and smartphone penetration due to a higher Canadian wireless penetration
Potential Impact

Greater regulation could limit our flexibility, influence the market structure, improve the business positions of our competitors and negatively impact the financial performance of our wireless business

Potential Impact

Pressure on our adjusted EBITDA, ARPU, churn and cost of acquisition and retention would likely result if competitors aggressively increase discounts for handsets and price plans, offer shared plans based on sophisticated pricing requirements or offer other incentives, such as new data plans or multi-product bundles, to attract new customers

Potential Impact A maturing wireless market could challenge subscriber growth and put pressure on the financial performance of our wireless business

2. Bell Wireline

This section discusses certain principal business risks which specifically affect our Bell Wireline segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Aggressive Competition Risk The intensity of competitive activity from incumbent operators, cable companies, non-traditional players and wholesalers	Regulatory Environment

Risk

The CRTC mandates rates for the new disaggregated wholesale high-speed access service available on fibre-to-the-premise (FTTP) facilities that are materially different from the rates we proposed and that do not sufficiently account for the investment required in these facilities

Changing Customer Behavior

Risk

The traditional TV viewing model (i.e., the subscription for bundled channels) is challenged by an increasing number of viewing options available in the market offered by traditional, non-traditional and global players, as well as developing cord cutting and cord shaving trends

Changing customer habits further contribute to the erosion of NAS lines

Potential Impact

Higher churn, increased acquisition and retention expenses and use of promotional competitive offers to acquire and keep customers, all of which would put pressure on Bell Wireline’s adjusted EBITDA

Potential Impact

The mandating of rates for the new disaggregated wholesale high-speed access service available on FTTP facilities that are materially different from the rates we proposed could improve the business position of our competitors and change our investment strategy, especially in relation to investment in next-generation wireline networks in smaller communities and rural areas

Potential Impact

Our market penetration and number of TV subscribers could decline as a result of broadcasting distribution undertakings’ (BDUs) offerings and an increasing number of domestic and global unregulated OTT providers. The proliferation of IP-based products, including OTT content offerings, may accelerate the disconnection of TV services or the reduction of TV spending

The ongoing loss of NAS lines from technological substitution to wireless and Internet-based services and large business customer conversions to IP-based data services challenge our traditional voice revenues and compel us to develop other service offerings

3. Bell Media

This section discusses certain principal business risks which specifically affect our Bell Media segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Aggressive Competition and Regulatory Changes

Risk

The intensity of competitive activity from traditional TV services, as well as from new technologies and alternative distribution platforms such as unregulated OTT content offerings, video on demand, personal video platforms and video services over mobile devices and the Internet, in combination with regulations that require all BDUs to make TV services available à la carte

Advertising Revenue Uncertainty

Risk

Advertising is heavily dependent on economic conditions and viewership as well as on our ability to grow alternative advertising media such as digital and out-of-home platforms in the context of a changing and fragmented advertising market

Rising Content Costs and Ability to Secure Key Content

Risk

Rising content costs, as an increasing number of domestic and global competitors compete for the same content, and the ability to secure key content to drive revenues and subscriber growth

Potential Impact Adverse impact on the level of audience acceptance for Bell Media’s TV services and on Bell Media’s revenue streams	Potential Impact Economic uncertainty reduces advertisers’ spending Loss of advertising revenue as a result of the failure to capture our share of the changing and fragmented advertising market	Potential Impact

Rising programming costs could require us to incur unplanned expenses which could result in negative pressure on adjusted EBITDA

Our inability to acquire popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

III. RISKS RELATING TO OUR REGULATORY ENVIRONMENT

1. Introduction

This section describes certain legislation that governs our business and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us, influence our business and may continue to affect our flexibility to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility Inc. (Bell Mobility), Bell ExpressVu Limited Partnership (Bell ExpressVu), Bell Media, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and Northwestel Inc. (Northwestel), are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. They are also subject to regulations and policies enforced by the CRTC. Our business is affected by decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries. Other aspects of the business of these entities are regulated in various ways by federal government departments, in particular Innovation, Science and Economic Development Canada (ISED).

The CRTC regulates the prices we can charge for telecommunications services in areas where it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition was sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of our residential and business telephone services, as well as for our wireless (except our domestic wholesale wireless roaming service) and Internet services (except in certain parts of Northwestel’s territory, where the CRTC re-regulated Internet services in 2013). Our TV distribution and our TV and radio broadcasting businesses are subject to the Broadcasting Act and are, for the most part, not subject to retail price regulation.

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, ISED, Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements. Adverse decisions by regulatory agencies or increasing regulation could have negative financial, operational, reputational or competitive consequences for our business.

2. Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group of companies and partnerships, including Bell Canada, Bell Mobility, NorthernTel, Télébec and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt from regulation or forborne from regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. In addition, a few large TCCs, including the BCE group TCCs, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

2.1 Review of Basic Telecommunications Services

On December 21, 2016, the CRTC issued Telecom Regulatory Policy CRTC 2016-496, Modern telecommunications services – The path forward for Canada’s digital economy. In this decision, the CRTC determined broadband Internet to be a basic service and created a new fund designed to complement government investments in expanding access to broadband Internet across Canada. The new fund will collect and distribute $750 million over a five-year period to support an aspirational goal of bringing broadband Internet with speeds of 50 megabits per second (Mbps) to 90% of Canadian households by the end of 2021. The contributions to the new fund will be collected from telecommunications service providers, like those of the BCE group, and distributed through a competitive bidding process to support broadband deployment initiatives. The details of the competitive bidding process are to be determined through a follow-up proceeding. The fund is to start at $100 million in its first year and grow by $25 million each year until it caps out at $200 million in the fifth year. While the timing of the new fund’s implementation is unclear at this time, it will not be implemented in 2017. While we will be required to contribute to the new broadband fund based on our percentage of industry revenues for voice, data and Internet services, the extent of the impact of this new fund on our business is not yet known, as funds contributed may be offset by any funds received should we seek and be awarded funds to deploy broadband services as part of the CRTC’s program.

In this same decision, the CRTC also indicated its intention to reduce the size of its existing fund used to support the delivery of voice services in certain rural and remote areas (currently approximately $100 million per year). Through an additional follow-up proceeding, the CRTC will consider the extent to which support for rural and remote voice services will be phased out. There are no changes to the CRTC’s fund to support video relay services (maximum $30 million per year), to which we also contribute.

2.2 Complaint Regarding Pricing of Broadcasting Content Accessed Via Mobile Devices

On January 29, 2015, the CRTC issued a decision (Mobile TV decision) concerning a complaint against Bell Mobility about the pricing of our Bell Mobile TV service compared with the rates applicable when consumers access programming content received via mobile devices over the Internet. The CRTC found that we were conferring an “undue preference” on our Mobile TV service by not subjecting it to the standard data charges. In accordance with the CRTC’s Mobile TV decision, we have ceased exempting our Mobile TV service from data charges as of April 29, 2015.

On February 20, 2015, Bell Canada filed a motion seeking leave to appeal the CRTC’s Mobile TV decision in the Federal Court of Appeal, which was granted on April 2, 2015. On June 20, 2016, the Federal Court of Appeal dismissed our appeal of the CRTC’s Mobile TV decision. Consistent with this decision, our Mobile TV service will continue to be subject to standard data charges, as it has been since April 29, 2015.

2.3 Proceedings Regarding Wholesale Domestic Wireless Services

On May 5, 2015, the CRTC released Telecom Regulatory Policy CRTC 2015-177 (TRP 2015-177), which concluded its investigation into the competitiveness of wholesale wireless markets in Canada. TRP 2015-177 requires Bell Mobility, Rogers Communications Partnership (now Rogers Communications Canada Inc.) (Rogers Canada) and Telus Communications Company to issue tariffs for domestic wholesale roaming services based on the Global System for Mobile Communications (GSM) standard, which are provided to all other Canadian wireless carriers but not to each other. As a condition of offering GSM-based wholesale roaming services, Bell Mobility, Rogers Canada and Telus Communications Company must provide domestic roaming service to all subscribers served by their wholesale roaming customers, including the subscribers of any mobile virtual network operators (MVNOs) operating on their roaming customers’ networks. Final approval of Bell Mobility’s, Rogers Canada’s and Telus Communications Company’s proposed wholesale roaming rates remains pending.

2.4 Mandated Wholesale Access to FTTP Networks

On July 22, 2015, the CRTC mandated the introduction of a new disaggregated wholesale high-speed access service, including over FTTP facilities, which had so far been exempt from mandated wholesale high-speed access. While this new service is mandated for all major incumbent telephone companies and cable carriers, the first stage of its implementation is to take place only in Ontario and Québec, our two largest markets. This adverse regulatory decision may impact the specific nature, magnitude, location and timing of our future FTTP investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP will undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas.

On September 20, 2016, the CRTC issued Telecom Decision CRTC 2016-379, in which it largely adopted our proposals concerning the technical design of our future disaggregated wholesale high-speed access service. The rates and roll-out schedule of our new service remain to be determined by the CRTC. The mandating of rates for the new disaggregated wholesale high-speed access service that are materially different from the rates we proposed could improve the business position of our competitors and further impact our investment strategy.

2.5 Review of Wholesale Fibre-to-the-Node (FTTN) High-Speed Access Service Rates

As part of its ongoing review of wholesale Internet rates, on October 6, 2016 the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by Internet service providers to FTTN or cable networks, as applicable. Should such substantially lowered wholesale rates remain in place in the long-term and, in addition, should the interim rates be made retroactive, the business position of some of our competitors could improve, adversely affecting our financial performance, and our investment strategy could change, especially in relation to investment in next-generation wireline networks, particularly in smaller communities and rural areas.

2.6 National Wireless Services Consumer Code

On June 3, 2013, the CRTC issued Telecom Regulatory Policy CRTC 2013-271, which established the Wireless Code. The Wireless Code applies to all wireless services provided to individual and small business consumers (i.e. businesses that on average spend less than $2,500 per month on telecom services) in all provinces and territories.

The Wireless Code establishes regulations related to unlocking mobile phones, limiting the amount of early cancellation fees, price changes for different categories of services, and setting default caps for data roaming charges and data overage charges, among other measures. The Wireless Code also stipulates that wireless service providers may not charge an early cancellation fee after a customer has been under contract for 24 months and that handset subsidies must be recovered in two years or less. These requirements reduce the incentive for wireless service providers to offer contracts with terms greater than two years.

The CRTC began a scheduled review of the provisions of the Wireless Code on September 26, 2016. Following a public hearing in February 2017, a decision is expected later this year.

2.7 Canada’s Telecommunications Foreign Ownership Rules

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs. Under the Broadcasting Act, foreign ownership restrictions continue to apply to BDUs, such as licensed cable and satellite TV service providers, and programming undertaking licensees such as Bell Media.

3. Broadcasting Act

The Broadcasting Act outlines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership and control requirements to obtain a broadcasting or broadcasting distribution licence and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

Our TV distribution operations and our TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences could negatively affect our competitive position or the cost of providing services.

3.1 Changes to Simultaneous Substitution

On January 29, 2015, the CRTC announced in Broadcasting Regulatory Policy 2015-25 that it would eliminate simultaneous substitution for the Super Bowl starting in 2017. On August 19, 2016, the CRTC issued Broadcasting Order CRTC 2016-335 (the Order) implementing its decision with respect to simultaneous substitution for the Super Bowl.

On September 19, 2016, Bell Canada and Bell Media filed a motion with the Federal Court of Appeal seeking leave to appeal the Order, a stay of the Order, and expedited proceedings. Bell Canada and Bell Media are challenging the legal validity of the Order on the basis that the CRTC does not have jurisdiction under section 9(1)(h) of the Broadcasting Act to make an order banning simultaneous substitution for the Super Bowl and that doing so constitutes unauthorized retrospective regulation and interference with Bell Media’s vested economic rights. On October 31, 2016, leave to appeal the Order was granted by the Federal Court of Appeal but a stay of the Order pending the appeal was denied. Bell Canada and Bell Media filed a Notice of Appeal on December 28, 2016. The National Football League was separately granted leave to appeal the Order on October 31, 2016 and filed a Notice of Appeal on January 3, 2017. A decision on the appeals remains pending.

The CRTC’s decision to eliminate simultaneous substitution for the Super Bowl would have an adverse impact on Bell Media’s conventional TV business and financial results, the full extent of which is unclear at this time.

3.2 Unbundling of TV services

On March 19, 2015, the CRTC released Broadcasting Regulatory Policy 2015-96, which deals primarily with issues related to the distribution of TV services. In it, the CRTC mandates that all TV providers offer a “small entry-level” package consisting of only Canadian conventional TV services, certain public-interest services and, if the TV provider chooses to include them, one set of American over-the-air (OTA) stations. The price of this package cannot exceed $25 per month exclusive of equipment. The small entry-level offer had to be introduced by March 1, 2016. The decision also requires all TV providers to offer every channel not included in a small entry-level package on both a standalone (à la carte) basis and in either build-your-own packages (e.g. “pick 10”) or small theme packs of no more than 10 channels. The CRTC did not regulate the price at which such packages can be sold. Either a standalone, build-your-own package, or small theme pack option was required to be offered by March 1, 2016 and both standalone and one of build-your-own package or small theme pack options was required to be offered by December 1, 2016. TV providers could continue to offer TV services in other packages, including their existing package options, as long as they also offer the mandated alternatives. The CRTC also decided that, with the exception of mainstream national news services, TV channels that previously had “access rights”, in that TV providers were required to carry them, will lose those rights when they renew their licences beginning in September 2017. A TV provider will, therefore, be able to cease to offer any of these services that it does not wish to carry. While the impact of the decision on Bell Media is potentially negative, the extent of the impact on Bell Media’s business and financial results is unclear at this time.

3.3 Wholesale Code

On September 24, 2015, the CRTC released Broadcasting Regulatory Policy 2015-438, announcing a new Wholesale Code. The Wholesale Code governs the commercial arrangements between BDUs, programming services and digital media services, including imposing additional restrictions on the sale of TV channels at wholesale and the carriage of TV channels by BDUs. On October 23, 2015, Bell Canada and Bell Media filed with the Federal Court of Appeal an application for leave to appeal the CRTC’s decision to implement the Wholesale Code, which application was granted on December 22, 2015. We allege that the CRTC’s implementation of the Wholesale Code conflicts with the Copyright Act and is outside the CRTC’s jurisdiction under the Broadcasting Act. A decision on the appeal remains pending.

3.4 Licence Renewals

On February 8, 2016, the CRTC released Broadcasting Notice of Consultation CRTC 2016-44, in which it initiated the renewal process for TV broadcasting licences owned by Bell Media and its subsidiaries Learning and Skills Television of Alberta Limited, The Sports Network Inc., Le Réseau Des Sports (RDS) inc., Discovery Science Canada Company, 2953285 Canada Inc., and Animal Planet Canada Company, that are part of our licensed ownership group as described in the Notice of Consultation. The existing licences were last renewed in 2011 and 2012, in Broadcasting Decision CRTC 2011-444 and Broadcasting Decision CRTC 2012-241, and are set to expire on August 31, 2017. In accordance with the CRTC’s group-based licensing policy, effectively all of the licences of all of the large ownership groups, including BCE, are renewed and expire at the same time. Should the CRTC impose adverse conditions of licence as a result of the renewal process, this could have a negative effect on our business and financial performance. A decision on the licence renewal is expected in 2017 prior to the expiry of the existing licences.

4. Radiocommunication Act

ISED regulates the use of radio spectrum under the Radiocommunication Act. Under the Radiocommunication Act, ISED ensures that radiocommunication in Canada is developed and operated efficiently. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.

Companies must have a spectrum licence to operate a wireless system in Canada. While we anticipate that the licences under which we provide wireless services will be renewed upon expiry, there is no assurance that this will happen, or of the terms under which renewal will be granted. ISED can revoke a company’s licence at any time if the licensee does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that ISED will agree. Should there be a disagreement, this could have a negative effect on our business and financial performance.

4.1 600 MHz Spectrum Consultation

ISED held a consultation in December 2014 seeking comments on various questions related to repurposing the 600 Megahertz (MHz) broadcasting band for mobile use. This spectrum is currently used primarily by OTA TV broadcasters for local TV transmissions. This was the first step of a multistep process on the matter. The two key questions related to whether ISED should repurpose the band to include commercial mobile broadband and whether to participate in a joint spectrum repacking process with the United States (U.S.). In addition, ISED also sought comments regarding the anticipated future spectrum requirements for OTA TV broadcasting, taking into consideration the overall changes in the broadcasting industry.

On August 14, 2015, ISED announced its decision on the results of the consultation. ISED determined it would proceed with the repacking initiative for the 600 MHz band to include commercial mobile use and that it would jointly establish a new digital TV (DTV) allotment plan in collaboration with the U.S. ISED has indicated that it is waiting for the results of the U.S. auction, which began on March 29, 2016, before proceeding with further consultation concerning the final 600 MHz band plan to be adopted and its auction process, as ISED’s auction parameters will be coordinated with the band plan that results from the auction in the U.S. The repurposing of 600 MHz spectrum will have an impact on existing Bell Media TV broadcasting stations, which will need to transition to alternative spectrum. The extent of such impact is not yet known.

5. Bell Canada Act

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

6. Other Key Legislation

6.1 Personal Information Protection and Electronic Documents Act

The Digital Privacy Act amending the Personal Information Protection and Electronic Documents Act (PIPEDA) received Royal Assent on June 18, 2015. The amendments introduce mandatory notification requirements that must be followed in relation to the loss or unauthorized disclosure of personal information held by an organization resulting from a breach of the organization’s security safeguards. Failure to comply with these notification requirements, or to log security breaches, may result in a fine of up to $100,000 per occurrence. These provisions dealing with notification requirements will come into force when related regulations are brought into force.

On June 30, 2016, the Office of the Privacy Commissioner of Canada invited comments from interested parties with respect to its consultation on consent and privacy. Issue areas to be addressed in the consultation include enhancements to the consent process, alternative to express consent, evolving information governance and changes to enforcement processes and powers. The outcome of this consultation could have a significant impact on the ability of companies like Bell Canada to use personal information.

6.2 Canada’s Anti-Spam Legislation

Federal legislation referred to as Canada’s anti-spam legislation (CASL) came into force on July 1, 2014. Pursuant to CASL, commercial electronic messages (CEMs) can be sent only if the recipient has provided prior consent and the message complies with certain formalities, including the ability to unsubscribe easily from subsequent messages. As of January 15, 2015, CASL also requires that an organization have prior informed consent before downloading software to an end-user’s computer. Penalties for non-compliance include administrative monetary penalties of up to $10 million and a private right of action is scheduled to come into force on July 1, 2017. CASL limits the ability of the various BCE group companies to contact prospective customers, and imposes additional costs and processes with respect to communicating with existing and prospective customers.

IV. OTHER PRINCIPAL BUSINESS RISKS

The following sections describe the other principal business risks that could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation in addition to those previously discussed in this document under Section C.I, Principal Consolidated Business Risks, Section C. II, Principal Segmented Business Risks and Section C. III, Risks Relating to our Regulatory Environment.

1. Technology/Infrastructure Transformation

2. Customer Experience

3. Operational Performance

4. People

5. Financial Management

6. Vendor Oversight

7. Litigation and Legal Obligations

8. Health and Environmental Concerns

9. Proposed MTS acquisition

1. Technology/Infrastructure Transformation

The failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction, could have an adverse impact on our business and financial results

Globalization, increased competition and ongoing technological advances are driving customer expectations of faster market responses, enhanced user experiences and cost-effective delivery. Meeting these expectations requires the deployment of new service and product technologies that are network-neutral and based on a more collaborative and integrated development environment. Change can be difficult and may present unforeseen obstacles which might impact successful execution, and this transition is made more challenging by the complexity of our multi-product environment, combined with the complexity of our network and IT structures. In addition, new technologies may quickly become obsolete or their launch may be delayed. The failure to optimize network and IT deployment and upgrading timelines, considering customer demand and competitor activities, to accurately assess the potential of new technologies and to invest and evolve in the appropriate direction in an environment of changing business models could have an adverse impact on our business and financial results.

In particular, our network and IT evolution activities seek to leverage new as well as evolving and developing technologies, including network functions virtualization, software-defined networks and cloud technologies, as well as transform our network and systems to achieve our objectives of becoming more agile in our service delivery and operations as well as providing self-serve and instant-on capabilities for our customers, ensuring best quality and customer experience, and developing a new network infrastructure that enables a competitive cost structure with rapidly growing capacity needs. These evolution activities require an operational and cultural shift. Alignment across technology, product development and operations is increasingly critical to ensure appropriate trade-offs and optimization of capital allocation.

If this cannot be achieved in accordance with our deployment schedules while maintaining network availability and performance through the migration process, we may lose customers as a result of poor service performance, which could adversely affect our ability to achieve our operational and financial objectives. Failure to leverage IP across all facets of our network and product and service portfolio could inhibit a fully customer-centric approach, limiting or preventing comprehensive self-serve convenience, real-time provisioning, cost savings and flexibility in delivery and consumption, leading to negative business and financial outcomes.

Parallel to our focus on next-generation investment, adverse regulatory decisions may impact the specific nature, magnitude, location and timing of investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP or wireless networks will undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline and wireless networks, particularly in smaller communities and rural areas. Failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information-based customer service strategies, could limit our ability to compete effectively and achieve desired business and financial results.

Other examples of risks to achieving our desired technology / infrastructure transformation include:

  Network construction and deployment on municipal or private property requires the issuance of municipal and property owner consents, respectively, for the installation of network equipment, which could cause delays to FTTP rollout
  The increasing dependence on apps for content delivery, sales, customer engagement and service experience drives the need for new and scarce capabilities (sourced internally or externally), which may not be available, as well as the need for associated operating processes integrated into ongoing operations
  New products, services or apps could reduce demand for our existing more profitable service offerings or cause prices for those services to decline, and could result in shorter estimated useful lives for existing technologies, which could increase depreciation and amortization expense
  As consumption habits evolve and TV viewing alternatives expand, our ability to develop alternative delivery vehicles, which may require significant software development and network investment, in order to compete in new markets is essential to maintaining customer engagement and revenue streams
  Our ability to leverage new opportunities, such as those introduced by “Big Data”, which is subject to many challenges, including evolving customer perceptions as well as legal and regulatory developments. If we cannot build market-leading competencies in this field across sales, service and operational platforms that respect societal values and legal and regulatory requirements, we may miss important opportunities to grow our business through enhanced market intelligence and a more proactive customer service model.

2. Customer Experience

Driving a positive customer experience in all aspects of our engagement with customers by embracing new approaches and challenging operational limitations is important to avoid adverse impacts on our business and financial performance

As the bar continues to be raised based on customers’ evolving expectations of service and value, failure to get ahead of such expectations and build a more robust service experience could hinder products and services differentiation and customer loyalty. With the proliferation of connectivity services, apps and devices, customers are accustomed to doing things when, how and where they want through websites, self-serve options, web chat, call centres, facebook, twitter and other social media forums. Failure to embrace these new media in a positive way, incorporate them into multiple elements of our service delivery and ensure that we understand their potential impact on customer perceptions could adversely affect our reputation and brand value. As the foundation of effective customer service stems from our ability to deliver simple solutions to customers in an expeditious manner, on mutually agreeable terms, complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings may limit our ability to respond quickly to market changes and reduce costs and lead to customer confusion or billing errors, which could adversely affect customer satisfaction, acquisition and retention. While speed of service evolution is critical to a competitive differentiation, it must not be achieved at the expense of the quality of our service offerings or of our brand.

3.	Operational Performance
3.1	Our networks, IT systems and data centre assets are the foundation of high-quality consistent services which are critical to meeting service expectations

Our ability to provide consistent wireless, wireline, media broadcasting, satellite and data centre services to customers in a complex and constantly changing operating environment is crucial for sustained success. In particular, network capacity demands for TV and other bandwidth-intensive applications on our Internet and wireless networks have been growing at unprecedented rates. Unexpected capacity pressures on our networks may negatively affect our network performance and our ability to provide services. Issues relating to network availability, speed, consistency and traffic management on our more current as well as aging networks could have an adverse impact on our business and financial performance.

In addition, we currently use a very large number of interconnected operational and business support systems including for provisioning, networking, distribution, broadcast management, billing and accounting, which may restrain our operational efficiency. If we fail to implement or maintain highly effective customer-facing IT systems supported by an effective governance and operating framework, this may lead to inconsistent performance and dissatisfied customers, which over time could result in higher churn.

Further examples of risks to operational performance that could impact our reputation, business operations and financial performance include the following:

  We may need to incur significant capital expenditures beyond those already anticipated by our capital intensity target in order to provide additional capacity and reduce network congestion on our wireline and wireless networks, and we may not be able to generate sufficient cash flows or raise the capital we need to fund such capital expenditures, which may result in service degradation
  Corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions may not deliver the benefits contemplated and could adversely impact our ongoing operations
  If we fail to streamline our significant IT legacy system portfolio and proactively improve operating performance, this could adversely affect our business and financial outcomes
  There may be a lack of competent and cost-effective resources to perform the life-cycle management and upgrades necessary to maintain operational status of legacy networks

3.2	Our operations and business continuity depend on how well we protect, test, maintain and replace our networks, IT systems, equipment and other facilities

Our operations depend on how well we and our contracted service providers protect our networks and IT systems, as well as other infrastructure and facilities, against damage from fire, natural disaster (including, without limitation, seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes, tornados and tsunamis), power loss, building cooling loss, unauthorized access or entry, cyber threats, disabling devices, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure to complete the planned testing, maintenance or replacement of our networks, equipment and other facilities due to factors beyond our control, could disrupt our operations (including through disruptions such as network failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance, or impair our ability to keep existing subscribers or attract new ones.

3.3	Satellites used to provide our satellite TV services are subject to significant operational risks that could have an adverse effect on our business and financial performance

Pursuant to a set of commercial arrangements between Bell ExpressVu and Telesat Canada (Telesat), we currently have two satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems, commonly referred to as anomalies, that could reduce the commercial usefulness of a satellite used to provide our satellite TV services. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or meteoroids could also damage such satellites. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of our terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on our business and financial performance and could result in customers terminating their subscriptions to our direct-to-home (DTH) satellite TV service.

4. People

Our employees and contractors are key resources and there is a broad and complex range of risks which must be managed effectively to drive a winning corporate culture and outstanding performance

Our business depends on the efforts, engagement and expertise of our management and non-management employees and contractors, who must be able to operate safely and securely based on the tasks they are completing and the environment in which they are functioning. If we fail to achieve this basic expectation, this could adversely affect our organizational culture, reputation and financial results as well as our ability to attract high-performing team members. Competition for highly skilled team members is intense, which makes the development of approaches to identify and secure high-performing candidates for a broad range of job functions, roles and responsibilities essential. Failure to appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives, or to efficiently replace retiring employees, could have an adverse impact on our ability to attract and retain talent and drive performance across the organization. The positive engagement of members of our team represented by unions is contingent on negotiating collective agreements which deliver competitive labour conditions and uninterrupted service, both of which are critical to achieving our business objectives. In addition, if the skill sets, diversity and size of the workforce do not match the operational requirements of the business and foster a winning culture, we will likely not be able to sustain our performance.

Other examples of people-related risks include the following:

  The increasing technical and operational complexity of our businesses creates a challenging environment for hiring, retaining and developing skilled technical resources
  Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates where relevant for key roles, could impair our business until qualified replacements are found
  Approximately 45% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs, project delays and work disruptions, including work stoppages or work slowdowns, which could adversely affect service to our customers and, in turn, our customer relationships and financial performance.

  Ensuring the safety and security of our workforce operating in different environments, including, manholes, telephone poles, cell towers, vehicles, foreign news bureaus and war zones, requires focus, effective processes and flexibility to avoid injury, service interruption, fines and reputational impact
  Deterioration in employee morale and engagement resulting from staff reductions, ongoing cost reductions or reorganizations could adversely affect our business and financial results
5.	Financial Management
5.1	If we are unable to raise the capital we need or generate sufficient cash flows from operations, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets

Our ability to meet our cash requirements, fund capital expenditures and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operations, which is subject to various risks, including those described in this Safe Harbour Notice.

Our ability to raise financing depends on our ability to access the public equity, debt capital and money markets, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. Risk factors such as capital market disruptions, “Brexit”, political, economic and financial market instability in the European Union, policies of the new U.S. administration, central bank monetary policies, changes to bank capitalization or other regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or a particular industry.

Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise debt or equity capital, retain senior executives and other key employees, make strategic acquisitions or enter into joint arrangements.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures and our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations and on our growth prospects.

5.2	We cannot guarantee that BCE’s dividend policy will be maintained or that dividends will be declared

The BCE Board of Directors (Board) reviews from time to time the adequacy of BCE’s dividend policy with the objective of allowing sufficient financial flexibility to continue investing in our business while growing returns to shareholders. Under the current dividend policy, increases in the common share dividend are directly linked to growth in BCE’s free cash flow. BCE’s dividend policy and the declaration of dividends on any of its outstanding shares are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained or that dividends will be declared. The declaration of dividends by the BCE Board is ultimately dependent on BCE’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this Safe Harbour Notice.

5.3	We are exposed to various credit, liquidity and market risks

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in section 6.6, Financial risk management in the BCE 2015 Annual MD&A and in Note 23 to BCE’s 2015 consolidated financial statements, as updated in BCE’s First Quarter (Q1) 2016 MD&A, Second Quarter (Q2) 2016 MD&A and Third Quarter (Q3) 2016 MD&A, and BCE’s Q1, Q2 and Q3 2016 consolidated financial statements.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates (especially a weakening Canadian dollar), BCE’s share price and other market conditions could lead to missed opportunities, reduced profit margins, cash flow shortages, inability to complete planned capital expenditures, reputational damage, stock and debenture devaluations and challenges in raising capital on market-competitive terms.

5.4	The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, liquidity and financial performance, and we may be required to increase contributions to our post-employment benefit plans in the future

With a large pension plan membership and defined benefit pension plans that are subject to the pressures of the global economic environment and changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to recognize and manage economic exposure and pension rule changes or to ensure that effective governance is in place for management and funding of pension plan assets and obligations could have an adverse impact on our liquidity and financial performance.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors could cause future contributions to significantly differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future and, therefore, could have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in public equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed significantly depends on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and could therefore also significantly affect our cash funding requirements.

Our expected funding for 2017 is in accordance with the latest post-employment benefit plan valuations as of December 31, 2015, filed in June 2016, and takes into account voluntary contributions of $400 million in 2016.

5.5	Income and commodity tax amounts may materially differ from the expected amounts

Our complex business operations are subject to various tax laws and the adoption of new tax laws, or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

5.6	The failure to reduce costs as well as unexpected increases in costs could adversely affect our ability to achieve our strategic imperatives and our financial results

Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs, especially since incremental cost savings are more difficult to achieve on an ongoing basis. Our cost reduction objectives require aggressive negotiations with our suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues.

Examples of risks to our ability to reduce costs or of potential cost increases include:

  Achieving timely cost reductions while moving to an IP-based network is dependent on disciplined network decommissioning, which can be delayed by customer contractual commitments, regulatory considerations and other unforeseen obstacles
  Fluctuations in energy prices are partly influenced by government policies to address climate change which, combined with growing data demand that increases our energy requirements, could increase our energy costs beyond our current expectations
  Failure to successfully deliver on our contractual commitments, whether due to security events, operational challenges or other reasons, may result in financial penalties and loss of revenues

5.7	The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation

As a public company with a range of desirable and valuable products and services and approximately 48,000 employees, fraud requires a disciplined program covering governance, exposure identification and assessment, prevention, detection and reporting that considers corruption, misappropriation of assets and intentional manipulation of financial statements by employees and/or external parties. Fraud events can result in financial loss and brand degradation.

Specific examples relevant to us include:

  Subscription fraud on accounts established with a false identity or paid with a stolen credit card
  Network usage fraud such as call/sell operations using our wireline or wireless networks
  Copyright theft and other forms of unauthorized use that undermine the exclusivity of Bell Media’s content offerings and could potentially divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues
  TV distributors including Bell Canada and Bell ExpressVu are subject to ongoing efforts to steal their services through compromise or circumvention of signal security systems, causing revenue loss

6. Vendor Oversight

We depend on third-party suppliers and outsourcers, some of which are critical, to provide an uninterrupted supply of the products and services we need to operate our business

We depend on key third-party suppliers and outsourcers, over which we have no operational or financial control, for products and services, some of which are critical to our operations. If there are gaps in our supplier governance and oversight models established to ensure full risk transparency at point of purchase and throughout the relationship, including any contract renegotiations, there is the potential for a breakdown in supply, which could impact our ability to make sales, service customers and achieve our business and financial objectives. The outsourcing of services generally involves transfer of risk, and we must take appropriate steps to ensure that the outsourcers’ approach to risk management is aligned with our own standards in order to maintain continuity of supply and brand strength. Further, as cloud-based supplier models continue to evolve, our procurement and vendor management practices must also continue to evolve to fully address associated risk exposures.

Other examples of risks associated with vendor oversight include the following:

  Demand for products and services available from only a limited number of suppliers, some of which dominate their global market, may lead to decreased availability, increased costs or delays in the delivery of such products and services since suppliers may choose to favour global competitors that are larger than we are and, accordingly, purchase a larger volume of products and services. In addition, production issues affecting any such suppliers, or other suppliers, could result in decreased quantities, or a total lack of supply of products or services. Any of these events could adversely impact our ability to meet customer commitments and demand.
  Cloud-based solutions may increase the risk of security and data leakage exposure if security control protocols affecting our suppliers are bypassed
  Failure to maintain strong discipline around vendor administration (especially around initial account setup) may mask potential financial or operational risks and complicate future problem resolution
  If products and services important to our operations have manufacturing defects or do not comply with applicable government regulations and standards (including product safety practices), our ability to sell products and provide services on a timely basis may be negatively impacted. We work with our suppliers to identify serious product defects (including safety incidents) and develop appropriate remedial strategies. Remedial strategies may include a recall of products. To the extent that a supplier does not actively participate in, and/or bear primary financial responsibility for, a recall of its products, our ability to perform such recall program at a reasonable cost and/or in a timely fashion may be negatively impacted. Any of the events referred to above could have an adverse effect on our operations and financial results.

  Products supplied to us may contain latent security issues, including but not limited to software security issues, that would not be apparent upon a diligent inspection of the products prior to their sale to our customers. To the extent that any such latent security issue is discovered, we work with our suppliers to identify and develop remedial strategies. Should a supplier not actively (or be unable to) correct such latent security issue in a timely fashion, there could be an adverse effect on our operations and financial performance.
  Temporary or permanent operational failures or service interruptions of the networks of other telecommunications carriers and suppliers on which we rely to deliver services could adversely affect our ability to provide services using such carriers’ and suppliers’ networks and could, consequently, have an adverse effect on our business and financial performance

7. Litigation and Legal Obligations

Legal proceedings, changes in applicable laws and the failure to proactively address our legal and regulatory obligations could have an adverse effect on our business and financial performance

We become involved in various claims and legal proceedings as part of our business. Plaintiffs within Canada are able to launch and obtain certification of class actions on behalf of a large group of people with increasing ease, and Canadian provincial securities laws facilitate the introduction in Canada of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Changes in laws or regulations, or in how they are interpreted, and the adoption of new laws or regulations, as well as pending or future litigation, including an increase in certified class actions which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business and financial performance.

Examples of legal and regulatory obligations that we must comply with include those resulting from:

  As discussed in more detail in Section C. III, Risks relating to our regulatory environment, decisions, policies and other initiatives of the CRTC, ISED, the Competition Bureau and other governmental agencies, as well as laws of a regulatory nature
  Consumer protection and privacy legislation
  Tax legislation
  Corporate and securities legislation
  IFRS requirements
  Environmental protection and health and safety laws
  Payment card industry standards for the protection against customer credit card infractions

For a description of the principal legal proceedings involving us, please see the section entitled Legal Proceedings contained in the BCE 2015 annual information form, as updated in BCE’s Q2 2016 MD&A and Q3 2016 MD&A.

8.	Health and Environmental Concerns
8.1	Health concerns about radiofrequency emissions from wireless communication devices, as well as epidemics and other health risks, could have an adverse effect on our business

Many studies have been performed or are ongoing to assess whether wireless phones, networks and towers pose a potential health risk. While some studies suggest links to certain conditions, others conclude there is no established causation between mobile phone usage and adverse health effects. In 2011, the International Agency for Research on Cancer (IARC) of the World Health Organization (WHO) classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones.

ISED is responsible for approving radiofrequency equipment and performing compliance assessments and has chosen Health Canada’s Safety Code 6, which sets the limits for safe exposure to radiofrequency emissions at home or at work, as its exposure standard. This code also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields such as mobile phones, Wi-Fi technologies and base station antennas. ISED has made compliance to Safety Code 6 mandatory for all proponents and operators of radio installations.

Our business is heavily dependent on radiofrequency technologies, which could present significant challenges to our business and financial performance, such as the following:

  We face current and potential lawsuits relating to alleged adverse health effects on customers, as well as to our marketing and disclosure practices in connection therewith, and the likely outcome of such lawsuits is unpredictable and may change over time
  Changes in scientific evidence and/or public perceptions could lead to additional government regulations and costs for retrofitting infrastructure and handsets to achieve compliance
  Public concerns could result in a slower deployment of, or in our inability to deploy, infrastructure necessary to maintain and/or expand our wireless network as required by market evolution

In addition, epidemics, pandemics and other health risks could occur, which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could have an adverse effect on our business and financial performance.

8.2	Climate change and other environmental concerns could have an adverse effect on our business

Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of weather-related events referred to in Section C. IV 3.2, Operational Performance – Our operations and business continuity depend on how well we protect, test, maintain and replace our networks, IT systems, equipment and other facilities. Several areas of our operations further raise environmental considerations, such as fuel storage, greenhouse gas emissions, disposal of hazardous residual materials, and recovery and recycling of end-of-life electronic products we sell or lease. Failure to recognize and adequately respond to changing governmental and public expectations on environmental matters could result in fines, missed opportunities, additional regulatory scrutiny or harm our brand and reputation.

9. Proposed MTS acquisition

The expected timing and completion of the proposed acquisition of MTS and of the proposed subsequent divestiture of certain postpaid wireless subscribers and dealer locations of MTS to TELUS Corporation (TELUS) are subject to closing conditions and other risks and uncertainties

The expected timing and completion of the proposed acquisition by BCE of all of the issued and outstanding shares of MTS and the proposed subsequent divestiture of certain postpaid wireless subscribers and dealer locations of MTS to TELUS following the closing of BCE’s acquisition of MTS, are each subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals. There can be no assurance that the proposed transactions will occur, or that they will occur on the timetable or on the terms and conditions currently contemplated. The proposed transactions could be modified, restructured or terminated. There can also be no assurance that the benefits expected to result from the proposed transactions, as well as our network deployment and capital investment plans in Manitoba, will be fully realized. The nature and value of capital investments planned to be made in Manitoba over five years assume completion of the acquisition of MTS as well as our ability to access or generate the necessary sources of capital. However, there can be no assurance that the acquisition of MTS will be completed or that the required sources of capital will be available with the result that actual capital investments made by us in Manitoba during such period could materially differ from current expectations.